THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax · (079) 22201396

A MEMBER OF THE LALBHAI GROUP

82-3708

April 22, 2004

04024882

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop ~~3-6~~ 3-2
450 Fifth Street, N. W.
WASHINGTON, DC 20549

SUPPL

BY AIR MAIL

Dear Sirs,

Sub. : Secretarial Audit Report

Pursuant to SEBI circular No.D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 and MRD/All SE/15489/2003 dated 14th August, 2003 in respect of Secretarial Audit, we send herewith copies of Secretarial Audit Reports for each ISIN of the Company received from N.V. Kathiria & Associates, Company Secretaries, Ahmedabad for the quarter ended on 31st March, 2004.

Kindly acknowledge the receipt.

Thanking you,

Yours faithfully,

Company Secretary

PROCESSED
MAY 10 2004
THOMSON
FINANCIAL

Encl: As above.

RECEIVED
MAY 04 2004
PROCESSING SECTION

dw 5/6

N. V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

219, 1st Floor, Shreyas Complex,
Opp. Jain Derasar, Nr. Navrangpura Bus
Stand, Navrangpura, AHMEDABAD - 9.
Phone :(O) 656 3106 (R) 685 5746
E-mail : nvkathiria@yahoo.com

SECRETARIL AUDIT REPORT

1. For quarter ended on	:	31.03.2004
2. ISIN	:	IN9034A01019
3. Face Value	:	Rs.10/-
4. Name of the Company	:	**ARVIND MILLS LIMITED**
5. Registered Office Address	:	Naroda Road, Ahmedabad – 380 025.
6. Correspondence Address	:	Naroda Road, Ahmedabad – 380 025.
7. Telephone & Fax Nos.	:	Phone: 079-22203030 Fax : 079-22201396
8. Email address	:	rvbhimani@arvindmills.com
9. Names of the Stock Exchanges where the company's securities are listed :		1. The Stock Exchange - Ahmedabad 2. The Stock Exchange – Mumbai 3. The Calcutta Stock Exchange Association Ltd. 4. The Delhi Stock Exchange Association Ltd. 5. Banglore Stock Exchange Ltd. 6. National Stock Exchange of India Ltd. 7. The Luxembourg Stock Exchange (Listing of GDS)

N. V. KATHIRIA & ASSOCIATES COMPANY SECRETARIES C.P. No. 3278 Ahmedabad

N. V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

219, 1st. Floor, Shreyas Complex,
Opp. Jain Derasar, Nr. Navrangpura Bus
Stand, Navrangpura, AHMEDABAD - 9.
Phone :(O) 656 3106 (R) 685 5746
E-mail : nvkathiria@yahoo.com

	Number of shares	% of Total Issued Cap.
10. Issued Capital	11933	100
11. Listed Capital (Exchange-wise)		
1. The Stock Exchange - Ahmedabad	11933	100
2. The Stock Exchange - Mumbai	11933	100
3. The Calcutta Stock Exchange Association Ltd.	11933	100
4. The Delhi Stock Exchange Association Ltd.	11933	100
5. Banglore Stock Exchange Ltd.	11933	100
6. National Stock Exchange of India Ltd.	11933	100

12. Held in dematerialized form in CDSL	---	---
13. Held in dematerialized form in NSDL	8519	71.39
14. Physical	3414	28.61

15. Total No. of shares (12+13+14) — 11933

16. Reasons for difference if any, between (10&11), (10&15), (11&15) — ---NIL---

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether Intimated to CDSL	Whether Intimated to NSDL	In-principal approval Pending for SE (Specify Names)
Partly paid shares have made fully paid up.	127864	Applied	The Stock Exchanges Ahmedabad, Mumbai, Banglore, Calcutta, Delhi and NSE.	YES	YES	---

18. Register of Members is updated (Yes/ No) — YES
If not, updated up to which date — ---N.A.---

N. V. KATHIRIA & ASSOCIATES C.P. No. [illegible] Ahmedabad

N. V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

219, 1st Floor, Shreyas Complex,
Opp. Jain Derasar, Nr. Navrangpura Bus
Stand, Navrangpura, AHMEDABAD - 9.
Phone :(O) 656 3106 (R) 685 5746
E-mail : nvkathiria@yahoo.com

19. Reference of previous quarter with regards to excess dematerialized shares, if any. ---NIL---

20. Has the company resolved the matter mentioned in point no.19 above in the current quarter? If not reason why? ---N.A.---

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 days :	NIL	NIL	N.A
Pending for more than 21 days :	NIL	NIL	N.A.

22. Name, Telephone & Fax No. of the Compliance Officer of the Co.
Shri R. V. Bhimani
Phone: 079-22200206,
Fax : 079-22201608

23. Name, Address, Tel. & Fax No. Regn. No. of the Auditor
N. V. Kathiria & Associates,
Company Secretaries.
219, Shreyas Complex, Opp. Jain Derasar, Navrangpura Bus Stand, Navrangpura, Ahmedabad – 380 009.
(O) 079-26563106 [COP : 3278]
(O) 079-8010065

24. Appointment of common agency for Share registry work. If yes (name & address)
Pinnacle Shares Registry Pvt. Ltd.
Nr. Ashoka Mills, Naroda Road, Ahmedabad – 380 025.

25. Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE. ---NO---

Note: *The total issued capital of the Company is 195378441 out of these 11933 shares are under ISIN IN9034A01019 and hence, this report is made particularly for this ISIN number of the company.

FOR N. V. KATHIRIA & ASSOCIATES,
COMPANY SECRETARIES,

N. V. KATHIRIA
PROPRIETOR

DATE : 13.04.2004
PLACE:AHMEDABAD

N. V. KATHIRIA & ASSOCIATES COMPANY SECRETARIES C.P. No. 3278 Ahmedabad

TRUE COPY
CERTIFIED BY

N. V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

219, 1st Floor, Shreyas Complex,
Opp. Jain Derasar, Nr. Navrangpura Bus
Stand, Navrangpura, AHMEDABAD - 9.
Phone :(O) 656 3106 (R) 685 5746
E-mail : nvkathiria@yahoo.com

SECRETARIL AUDIT REPORT

1. For quarter ended on : 31.03.2004
2. ISIN : INE034A01011
3. Face Value : Rs.10/-
4. Name of the Company : **ARVIND MILLS LIMITED**
5. Registered Office Address : Naroda Road, Ahmedabad – 380 025.
6. Correspondence Address : Naroda Road, Ahmedabad – 380 025.
7. Telephone & Fax Nos. : Phone: 079-22203030
   Fax : 079-22201396
8. Email address : rvbhimani@arvindmills.com
9. Names of the Stock Exchanges where the company's securities are listed :
   1. The Stock Exchange - Ahmedabad
   2. The Stock Exchange – Mumbai
   3. The Calcutta Stock Exchange Association Ltd.
   4. The Delhi Stock Exchange Association Ltd.
   5. Banglore Stock Exchange Ltd.
   6. National Stock Exchange of India Ltd.
   7. The Luxembourg Stock Exchange (Listing of GDS)

	Number of shares	% of Total Issued Cap.
10. Issued Capital	195366508*	100.00

11. Listed Capital (Exchange-wise) :

1. The Stock Exchange – Ahmedabad	195366508	100.00
2. The Stock Exchange – Mumbai	195366508	100.00
3. The Calcutta Stock Exchange Association Ltd.	194184658	99.40
4. The Delhi Stock Exchange Association Ltd.	194184658	99.40
5. Banglore Stock Exchange Ltd.	195366508	100.00
6. National Stock Exchange of India Ltd.	195366508	100.00

N. V. KATHIRIA & ASSOCIATES C.P. No. 3278 Ahmedabad

N. V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

219, 1st Floor, Shreyas Complex, Opp. Jain Derasar, Nr. Navrangpura Bus Stand, Navrangpura, AHMEDABAD - 9.
Phone :(O) 656 3106 (R) 685 5746
E-mail : nvkathiria@yahoo.com

12. Held in dematerialized form in CDSL	4297893	2.20
13. Held in dematerialized form in NSDL	181564440	92.94
14. Physical	9504175	4.86

15. Total No. of shares (12+13+14) | 195366508

16. Reasons for difference if any, between (10&11), (10&15), (11&15) :

- Difference between (10&11) i.e. Issued Capital & Listed Capital on Calcutta and Delhi Stock Exchange is of 1181850 Equity shares for which listing application is pending.
- Difference between (11&15) i.e. Listed Capital on Calcutta and Delhi Stock Exchange and total No. of shares is of 1181850 Equity shares for which listing application is pending.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether Intimated to CDSL	Whether Intimated to NSDL	In-principal approval Pending for SE (Specify Names)
Partly paid shares have made fully paid up.	127864	Applied	The Stock Exchanges Ahmedabad, Mumbai, Banglore, Calcutta, Delhi and National Stock Exchange.	YES	YES	---

18. Register of Members is updated (Yes/ No)	YES
If not, updated up to which date	---N.A.---
19. Reference of previous quarter with regards to excess dematerialized shares, if any.	---NIL---
20. Has the company resolved the matter mentioned in point no.19 above in the current quarter? If not reason why?	---N.A.---

N. V. KATHIRIA & ASSOCIATES C.P. No. 3275 Ahmedabad

N. V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

219, 1st Floor, Shreyas Complex,
Opp. Jain Derasar, Nr. Navrangpura Bus
Stand, Navrangpura, AHMEDABAD - 9.
Phone :(O) 656 3106 (R) 685 5746
E-mail : nvkathiria@yahoo.com

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 days :			These requests include rejection of DRN under code 10 etc. and due to the delay receipt of DRF from DP.
CDSL	385	43362	
NSDL	247	659683	
Pending for more than 21 days :			DRF physically received too late or not yet received.
CDSL	1	200	
NSDL	2	3200	

22. Name, Telephone & Fax No. of the Compliance Officer of the Co.
Shri R. V. Bhimani
Phone: 079-22200206,
Fax : 079-22201608

23. Name, Address, Tel. & Fax No. Regn. No. of the Auditor
N. V. Kathiria & Associates,
Company Secretaries.
219, Shreyas Complex, Opp. Jain Derasar, Navrangpura Bus Stand, Navrangpura, Ahmedabad – 380 009.
(O) 079-26563106 [COP : 3278]
(O) 079-8010065

24. Appointment of common agency for Share registry work. If yes (name & Address)
Pinnacle Shares Registry Pvt. Ltd.
Nr. Ashoka Mills, Naroda Road, Ahmedabad – 380 025.

25. Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE.:

Note: "The total issued capital of the Company is 195378441 shares out of these 195366508 shares are under ISIN INE 034A01011 and hence, this report is made particularly for this ISIN number of the company.

FOR N. V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

N. V. KATHIRIA & ASSOCIATES C.P. No. 3278 Ahmedabad COMPANY SECRETARIES

N. V. KATHIRIA
PROPRIETOR

DATE : 13.04.2004
PLACE:AHMEDABAD

TRUE COPY
CERTIFIED BY

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax · (079) 22201396

A MEMBER OF THE LALBHAI GROUP

April 22, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

BY AIR MAIL

Dear Sirs,

We hereby inform you that a meeting of the Board of Directors of the Company will be held on Thursday, the 29th April, 2004 to consider and approve the Audited Annual Accounts of the Company for the year ended on 31st March, 2004.

You are requested to bring this to the notice of all concerned.

Thanking you,

Yours faithfully,

Company Secretary